FanCruise LLC

(the "Company")
a Pennsylvania Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2025 & 2024

TABLE OF CONTENTS

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: FanCruise LLC. Management

We have reviewed the accompanying financial statements of FanCruise LLC (the Company) which comprise the balance sheets as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our conclusion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

July 7, 2026

FANCRUISE LLC
BALANCE SHEET

AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	107,455	-
Total Current Assets		107,455	-
Non-Current Assets:			
Other Long Term Assets	$	4,400	-
Total Non-Current Assets		4,400	-
TOTAL ASSETS	$	111,855	-
LIABILITIES AND EQUITY			
Current Liabilities:			
Due to Related Parties	$	2,425	2,425
Unearned Revenue		139,660	-
Short Term Financing		41,090	-
Total Current Liabilities	$	183,175	2,425
Non-Current Liabilities:			
TOTAL LIABILITIES		183,175	2,425
EQUITY			
Members' Capital		(71,320)	(2,425)
TOTAL EQUITY	$	(71,320)	(2,425)
TOTAL LIABILITIES AND EQUITY	$	111,855	-

See Accompanying Notes to these Unaudited Financial Statements

FANCRUISE LLC
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		**2025**	**2024**
Operating Expenses			
Advertising & Marketing	$	7,832	-
General and Administrative Expenses		60,330	2,425
Total Operating Expenses		**68,163**	**2,425**
Total Loss from Operations	$	**(68,163)**	**(2,425)**
Net Income (Loss)	**$**	**(68,163)**	**(2,425)**

See Accompanying Notes to these Unaudited Financial Statements

FANCRUISE LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Members' Capital		Retained Earnings (Deficit)	Total Members' Equity
	Units	$ Amount		
Beginning balance at inception	-	-	-	-
Net income (loss)	-	-	(2,425)	(2,425)
Ending balance at 12/31/24	-	-	(2,425)	(2,425)
Contribution	180,000	-	-	-
Distribution	-	(733)	-	(733)
Net income (loss)	-	-	(68,163)	(68,163)
Ending balance at 12/31/25	180,000	(733)	(70,588)	(71,320)

See Accompanying Notes to these Unaudited Financial Statements

FANCRUISE LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net Income (Loss)	$	(68,163)	(2,425)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Due to Related Parties		-	2,425
Deferred Income		139,660	-
Other Long Term Assets		(4,400)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		135,260	2,425
Net Cash provided by (used in) Operating Activities	$	67,097	-
INVESTING ACTIVITIES			
Net Cash provided by (used in) Investing Activities	$	-	-
FINANCING ACTIVITIES			
Short Term Financing	$	41,090	-
Members' Capital		(733)	
Net Cash provided by (used in) Financing Activities	$	40,358	-
Cash at the beginning of period		-	-
Net Cash increase (decrease) for period	$	107,455	-
Cash at end of period	$	107,455	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

FanCruise LLC (the "Company") is a manager-managed limited liability company organized in the Commonwealth of Pennsylvania. The Company was formally established on November 22, 2024, and its fiscal year runs from January 1 to December 31.

The Company's primary purpose is the development, marketing, and operation of themed cruise-based travel experiences. FanCruise LLC's business model involves collaborating with established cruise lines to secure charter agreements or cabin allocations in order to host multi-day entertainment and fan-engagement events onboard. The Company plans to feature sports figures, entertainers, and themed programming such as live appearances, workshops, and meet-and-greets.

Anticipated future revenue streams include cabin sales, event sponsorships, merchandise, VIP upgrades, and other event-related travel fees. The Company's ability to realize these revenues will depend heavily on market demand, talent involvement, charter pricing, and successful promotional efforts.

During the 2025 fiscal year, FanCruise LLC transitioned from a formation-only entity into its early operational and development stage. Key development activities have included establishing corporate operations, preparing for a Regulation CF crowdfunding offering, and developing its inaugural "Legends of Boxing FanCruise" concept.

As of the date of the most recent financial disclosures, the Company is still in the development stage of its inaugural cruise project. The Company has not yet executed a finalized cruise charter agreement, nor has it completed a cruise event or generated operating revenue from such events.

While the Company has recorded some cash receipts from early-stage customer payments and founder-related transactions, ongoing operational expenses are currently being incurred for business development, technology platforms, and professional fees. Management notes that additional capital may be required to fully execute the business plan.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Limited Operating History: FanCruise LLC is an early-stage company with a limited operating history. As of the date of the disclosures, the Company is in the development stage of its inaugural themed cruise project and has not yet generated revenue from completed cruise events. Meanwhile, operating expenses are ongoing.

Operational and Contractual Uncertainties: The Company's ability to generate revenue depends heavily on successfully securing agreements and executing events. Currently, cruise charters and event dates have not yet been finalized. All projected event dates and financial outcomes remain subject to negotiation and market conditions. Management notes that there is no assurance that any particular cruise event will launch successfully or achieve its anticipated results.

Capital Requirements and Funding: The Company may require additional capital to fully execute its business plan. The Company's current pre-money valuation is inherently subjective, and future rounds of financing may be impacted by market conditions, company performance, investor demand, and other factors that could cause valuations to increase or decrease over time.

Industry and Economic Risks: The Company's business model is directly tied to the travel and entertainment sectors, making it subject to general travel industry risks and broader economic uncertainties.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $107,455 in cash and and cash equivalents as of December 31, 2025 and $0 December 31, 2024, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of start-up expenses, operating and other miscellaneous expenses of the Company.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized in the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31, 2025 and December 31, 2024, the Company held a current liability balance of $2,425 for early startup costs paid directly by the founders on behalf of the Company. These advances are unsecured, non-interest-bearing, and have no fixed formal schedule for repayment.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Lease Commitments
On December 10, 2025, the Company agreed to the terms of a commercial lease for approximately 1,200 square feet of office space to serve as its corporate headquarters, located at 18 N. Main Street, Suite 3, Doylestown, Pennsylvania. The lease agreement is personally guaranteed by the Company's Chief Executive Officer, Carmina Santini. The lease carries a three-year term with a rent commencement date of February 1, 2026, terminating on January 31, 2029. The base rental rate includes building and common area expenses, and escalates annually on the anniversary of the commencement date. Monthly base rent is $2,200 in Year 1, $2,250 in Year 2, and $2,300 in Year 3. The tenant is responsible for paying all utilities, janitorial services, and a pro-rata share of any annual increases in real estate taxes and operating expenses over the base calendar year of 2026.

NOTE 5 – LIABILITIES AND DEBT

As disclosed in Note 3, advances from Founders As of December 31, 2025 and December 31, 2025, the Company held a current liability balance of $2,425 for early startup costs paid directly by the founders on behalf of the Company. These advances are unsecured, non-interest-bearing, and have no fixed formal schedule for repayment. See Note 3 for additional information.

During 2025, the Company utilized financing through Square Capital to fund ongoing operations. This financing includes short-term merchant cash advances as well as an unsecured term loan. Both the merchant advances and the loan are subject to fixed financing fees and are automatically repaid in the ordinary course of business through a percentage of the Company's daily credit card sales. As of December 31, 2025, the total combined outstanding current liability for these short-term advances and the remaining loan principal was $41,090.

Unearned Revenue:

During the year ended December 31, 2025, the Company recorded cash receipts related to early-stage customer payments for future cruise events. Because the Company is still in the development stage and has not yet executed its inaugural cruise event, these funds represent an obligation to deliver future services and cannot yet be recognized as operating revenue. As of December 31, 2025, the Company held a total current liability balance of $139,660 in customer prepayments. These receipts will remain classified as unearned revenue and will be recognized as earned revenue in future periods once the respective cruise events are completed and the Company's performance obligations to the customers are fulfilled.

NOTE 6 – EQUITY

While FanCruise LLC is organized as a limited liability company, its equity is structured using authorized shares.

The Company has authorized the issuance of 300,000 Class A Preferred Shares. As of November 30, 2025, the Company issued 180,000 Class A Preferred membership units to certain members pursuant to the Company's operating agreement and related subscription arrangements.

The ownership of the issued Class A Preferred units is as follows:

Member	Ownership %
J. Nahom	50%
C. Santini	25%
D. Katsaitis	25%

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 7, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.